

June 7, 2011

Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, MA 02109

> **Re: Plymouth Opportunity REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 16, 2011**
> **File No. 333-173048**

Dear Mr. Witherell:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated April 22, 2011. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2.   We note your response to comment 4 of our letter dated April 22, 2011, and your reliance on the relief granted in prior SEC Division of Corporation Finance no-action letters. Please note that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

3.   We note your response to comment 5 of our letter dated April 22, 2011. Please note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with class relief granted in the prior class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

4.   We note your response to comment 7 of our letter dated April 22, 2011 and the supporting materials sent separately. However, the materials provided do not appear to support your statement on page 3 that the apartment communities have 9,450 units. Instead, it appears that these communities have 9,226 units. Additionally, it does not appear that you have provided support for all quantitative and qualitative state and industry data used in the registration statement. For example only, we note the disclosure on page 77 that:

>   The firm, and its affiliated property management company, DEI Communities, are members of the National Apartment Association, the National Multi Housing Council and hold the Accredited Management organization AMO designation from IREM, the Institute of Real Estate Management. The AMO accreditation recognizes excellence among real estate management firms. Only those firms that achieve the highest level of performance, experience, financial stability and have a Certified Property Management CPM in executive position can earn the AMO credential.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you, whether by the company or another entity, in connection with this offering.

Prospectus Cover Page

5.   We note your response to comment 9 of our letter dated April 22, 2011. It appears that
       you are only using an 8 point font size. Please note that Rule 420 of Regulation C
       requires text to be in a least 10 point modern type. Please revise your disclosure here
       accordingly and consider removing disclosure not required by Item 501 of Regulation SK
       or Industry Guide 5.

6.   We note your response to comment 10 of our letter dated April 22, 2011. Additionally,
       please clarify whether you may sell assets to make distributions. Please add a risk factor
       to address this risk as appropriate. We also note that you may borrow funds to fund
       distributions based on your disclosure on page 27. Please clarify this here and in your
       summary risk factors.

Prospectus Summary, page 1

Who will choose the investments you make?, page 3

7.   We note your response to comment 13 of our letter dated April 22, 2011. Please clarify
       how your sub-advisors are related to your sponsor. Please identify the natural persons
       that have control over these entities. Additionally, please explain, in what capacity,
       principals of Oxford and its affiliates have participated in the real estate and private
       equity investments.

What are your investment objectives?, page 3

8.   We note that your objective is to realize growth the value of your investments within five
       to seven years. However, your disclosure indicates that your objective is also to begin
       the process of liquidation or listing within three to six years. These objectives appear to
       be inconsistent. Please revise to ensure consistency or advise.

9.   We note your response to comment 15 of our letter dated April 22, 2011. We reissue our
       comment. We note that you do not presently intend to continue offering shares beyond
       2014 based on your disclosure on page 6. However, your disclosure on page 170 and
       elsewhere leaves open the possibility that you may decide to engage in future offerings.
       Please disclose any impact this decision could have on your proposed liquidity schedule.

If I buy shares, will I receive distributions and how often?, page 10

10.   We note your response to comment 20 of our letter dated April 22, 2011. Please explain
       what you mean by your statement that portions of the distributions "may be paid on a pro
       rata basis."

What are the fees that you will pay …?, page 13

11.   We note your response to comment 25 of our letter dated April 22, 2011. We reissue our comment in part. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2) which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant." Additionally, please clarify in the table that you will reimburse your advisor for the salaries and benefits paid to your named executive officers.

12.   We note your disclosure on pages 78 through 79 regarding the fees to be paid to your sub-advisor. Please include disclosure in the table regarding how the sub-advisor will be compensated for providing property management services for the properties.

Asset Management Fee, page 14

13.   We note your response to comment 27 of our letter dated April 22, 2011. Please specifically state, if true, that the asset management fee will not be reduced in the event real property is impaired.

14.   We note your response to comments 28 and 31 of our letter dated April 22, 2011. We note that section 9.8 of your charter permits leverage of 300% of net assets. We also note your disclosure on page 9 that this amounts to 75% of the cost of your investments. Please revise your disclosure regarding the asset management fee to provide disclosure based on the maximum amount of leverage permitted by your charter. Please also revise accordingly your acquisition and origination expenses. Please refer to Item 4 of Industry Guide 5.

Common Stock Issuable Upon Occurrence of Certain Events, page 16

15.   Please provide an estimate of the maximum dollar value of this fee assuming the maximum net proceeds are raised in the primary offering. Please disclose whether shares issued pursuant to the dividend reinvestment plan are considered when determining the net proceeds of the primary offering.

Acquisition and Origination Expenses, page 16

16.   Please advise whether you have taken into account the additional 1.5% you will pay to your sub-advisors in the estimated dollar amount. If not, please provide disclosure taking into account the additional 1.5% you will pay to your sub-advisors. Please provide separate disclosure regarding the amounts that will be paid to your advisor and the amounts that will be paid to your sub-advisor.

Disposition Expenses, page 17

17.   We note that section 8.5 of your charter permits you to pay a disposition fee of up to 3% to an affiliate. Please disclose this in your compensation table.

Subordinated Payment upon Termination …, page 18

18.   Please clarify whether you will pay this fee if you terminate your advisor with cause.

How will you determine whether tenants …?, page 21

19.   We note your response to comment 32 of our letter dated April 22, 2011. We reissue our comment in part. Please disclose what services you will use to determine creditworthiness.

Will I be notified?, page 23

20.   We note your response to comment 35 of our letter dated April 22, 2011. Please note that disclosure provided on your website or in other pieces of sales literature should be consistent with disclosure contained in your prospectus. It is not clear why the examples discussed on page 24 would not be included in your prospectus or in supplements or amendments to your prospectus. Please advise.

Risk Factors, page 25

21.   Please add a risk factor to address the risks associated with the fact that you may continue indefinitely or advise us why such risk factor is not necessary.

Payment of fees to our advisor and its affiliates …, page 27

22.   Please clarify whether your advisor is obligated to defer reimbursement of expenses.

Because our sponsor and our advisor are not prohibited…, page 31

23.   We note your response to comment 41 of our letter dated April 22, 2011. In response to our comment, you state that your sponsor will not close a future offering until the proceeds of your offering have been invested. It appears that you will still be able to engage in simultaneous offerings because this statement does not prevent you from commencing a future offering. Please revise or advise.

Management, page 67

Executive Officers and Directors, page 70

24.   We note your response to comment 45 of our letter dated April 22, 2011. Please revise to provide support for your disclosure regarding the years of experience of Ms. Brownell.

25.   We note your response to comment 46 of our letter dated April 22, 2011. Please disclose Mr. Witherell's experience from March 2008 to August 2009, Mr. White's experience from November 2008 through August 2009, and Mr. Gaw's experience form September 2008 through November 2009. Additionally, please disclose when Mr. DeAgazio became the Principal of Ironsides Assoc. LLC, and when Mr. Cottone began his roles as an independent arbitrator, mediator and public speaker and arbitrator for FINRA, the American Arbitration Association and the Counselors of Real Estate.   Please refer to Item 401 of Regulation S-K.

26.   We note your response to comment 47 of our letter dated April 22, 2011. Please disclose whether Mr. Witherell made investment decisions on behalf of Franklin Street Properties, Corp. with respect to the 34 separate property investments that were structured as single asset REITs. Please clarify whether he was individually responsible for raising equity on behalf of this entity or whether he was part of a group of employees raising equity.

27.   We note your response to comment 48 of our letter dated April 22, 2011. Please provide more disclosure regarding Mr. White's role in the $1 billion of real estate transactions. For example, please disclose whether he engaged in transactions on behalf of himself or other entities and if he exercised investment control with respect to transactions on behalf of entities.

The Advisor, page 74

28.   We note your response to comment 49 of our letter dated April 22, 2011. Please clarify when each significant employee began working for your advisor. Additionally, please clarify when Mr. Connolly held each of the director positions at Nortel.

29.   We note your response to comment 51 of our letter dated April 22, 2011. Please explain what you mean by your statement: "the directors of our advisor also have general fiduciary responsibilities to us and our stockholders." Please clarify the obligations of your named executive officers and directors.

Sub-advisors, page 77

30.   We note your response to comment 49 of our letter dated April 22, 2011. Considering the employees of your sub-advisors will be providing substantial assistance to you in identifying and investigating assets that you will purchase, it appears that their employees are significant. Please provide the disclosure required by Item 401(c) of Regulation S-K.

31.   We note your response to comment 52 of our letter dated April 22, 2011. Please explain why you do not believe it is "advisable for [your] board of directors to undertake the responsibility of directly overseeing the actions of the sub-advisor." Please explain the purpose of not entering into agreements with the entities that will be providing you advisory services. Further, please clarify your remedies in the event the sub-advisor breaches the sub-advisory agreement.

32.   Please disclose when your sub-advisors were formed and the number of personnel each employs.

33.   Please clarify who has the right to terminate the sub-advisory agreements.

34.   Please explain the difference between "primary, secondary, and tertiary markets."

Sub-Advisory Agreements, page 78

35.   Please explain what you mean by "operationally intensive property investment opportunities."

Other Affiliates, page 79

Our Sponsor, page 79

36.   Please disclose the senior positions held by Mr. Kerry at each of the entities listed. If he assumed a different position during his tenure with a particular entity, please provide disclosure regarding the different positions and their duration.

Dealer Manager, page 80

37.   Please disclose when your dealer manager was formed.

38.   Please ensure that you disclose at least five years of experience for each significant employee of your dealer manager. For example only, please disclose Mr. Kraakevik's experience from January 2006 through October 2008. If a significant employee assumed a different position during their tenure with a particular entity, please provide disclosure regarding the different positions and their duration. Please refer to Item 401(c) of Regulation S-K.

Conflicts of Interest, page 88

Our Affiliates' Interest in Other Plymouth Real Estate Programs, page 88

General, page 88

39.   Please disclose whether the other programs affiliated with the Haley Group are continuing to offer securities or whether these programs have closed.

Investment Objectives and Criteria, page 98

40.   Please disclose the markets referenced by your statement: "Our advisor intends to focus on markets where its affiliates, including its sub-advisors, have an established market presence, market knowledge and access to potential investments."

Investments in Real Property, page 101

41.   We note your response to comment 58 of our letter dated April 22, 2011. Please explain the circumstances where the documents that you would seek to obtain from a seller or developer would not be applicable. Additionally, we note that you would not require a new appraisal if you were acquiring a property using no financing or through the assumption of existing financing. Please advise how you will determine the value of the property in these situations.

Multifamily Properties, page 107

42.   Please revise your disclosure to explain what you mean by "core, value-add, and development multi-family assets."

Prior Performance Summary, page 115

43.   We note your response to comment 60 of our letter dated April 22, 2011. We note, in Table III, you disclose that each of the prior programs has sustained net losses. We therefore reissue our comment. Please provide the disclosure required by Item 8.A.2 of Industry Guide 5 or advise.

Management's Discussion and Analysis …, page 117

44.   We note your response to comment 17 of our letter dated April 22, 2011. We reissue our comment. Please explain what the real estate related assets are that you may acquire that would require development, redevelopment, or repositioning. Please explain the difference between these types of assets and typical real estate related assets such as securities and mortgages. Please consider using a different term for these types of assets.

Liquidity and Capital Resources, page 118

45.   Please expand your disclosure to discuss the organizational and offering costs which have been paid/incurred on your behalf to date.

Description of Shares, page 153

Distributions, page 157

46.   We note your response to comment 61 of our letter dated April 22, 2011. Please add disclosure regarding the impact of fees paid to your sub-advisors on your distributions.

Prior Performance Tables, page P-1

47.   We note your response to comment 64 of our letter dated April 22, 2011. Please revise all of the tables to distinguish between the different offerings.

Table I, page P-2

48.   We note your response to comment 65 of our letter dated April 22, 2011. Please note that all expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Please revise your table accordingly.

Table III – Operating Results of Prior Programs, page P-5

49.   You disclose that the tables include equity investments in various limited partnerships. Please clarify how the programs account for these investments (i.e., consolidation, equity method accounting, etc.). Also, clarify if all of the programs' properties are held through these investments or if any of the properties are held directly.

50.   We note that your presentation of cash distributions to investors does not include the line item "from other". Please revise.

Exhibit 3.1

51.   We note that your definition of total operating expenses refers to section 8.6 for a
        discussion of incentive fees. We could not locate disclosure of the incentive fee in this
        section of your charter. Please advise or revise as appropriate.

Draft Opinions

52.   We note your response to comment 67 of our letter dated April 22, 2011. Please file
        these opinions as part of your correspondence on EDGAR.

Draft Legal Opinion

53.   We note that counsel has opined on the General Corporation Law of the State of
        Maryland. Please have counsel confirm to us in writing that it concurs with our
        understanding that the reference and limitation to Maryland General Corporation Law
        includes the statutory provisions and also all applicable provisions of the Maryland
        Constitution and reported judicial decisions interpreting these laws. Please file counsel's
        written confirmation as correspondence on the EDGAR system.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Jessica Barberich at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bryan L. Goolsby, Esq. (*via facsimile*)